Exhibit 18.1

[Letterhead of KPMG LLP]

March 30, 2005

American Seafoods Group LLC

Market Place Tower

2025 First Avenue, Suite 1200

Seattle, WA

Ladies and Gentlemen:

We have audited the consolidated balance sheets of American Seafoods Group LLC (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, members’ interest (deficit) and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2004, and have reported thereon under date of March 28, 2005. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2004. As stated in Note 1 to those financial statements, the Company changed its accounting policy for the classification of shipping and handling costs in the statements of operations and states that the newly adopted accounting principle is preferable in the circumstances because including shipping and handling costs in cost of sales better reflects the cost of producing, distributing and selling its products. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/    KPMG LLP